Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

August 11, 2008

Re:	NYFIX, Inc.
Form 10-K for the Fiscal year Ended December 31, 2007
Filed on March 17, 2008
File No. 001-02292

Dear Ms. Collins:

We have reviewed the Staff’s comment letter dated July 28, 2008 relating to the above referenced filing for NYFIX, Inc. (“NYFIX or the “Company”) and respectfully request an extension of four additional business days in order to respond to the Staff’s comments. We undertake to respond to the Staff’s comments no later than Friday, August 15, 2008.

To the extent that you have any questions with respect to the foregoing, please feel free to contact either the undersigned at (646) 525-3011 or steve.vigliotti@nyfix.com, or Annemarie Tierney, General Counsel, at (646) 525-3090 or annemarie.tierney@nyfix.com.

Sincerely,
/s/ Steven R. Vigliotti

Steven R. Vigliotti
Chief Financial Officer

cc:	P. Howard Edelstein, NYFIX, Inc.
Chris Smith, Friedman, LLP